Palo Alto, California 94304-1050 : 650.493.9300 f: 650.493.6811
Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

December 30, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sergio Chinos, Staff Attorney

Asia Timmons-Pierce, Special Counsel

Re:	AXT, Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed December 3, 2021 File No. 333-258196

Ladies and Gentlemen:

On behalf of our client, AXT, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 23, 2021, relating to the above-referenced Registration Statement on Form S-3 (“Amendment No. 2”). We are concurrently submitting via EDGAR this letter and a revised draft of Amendment No. 2 (“Amendment No. 3”). For the Staff’s reference, we are providing to the Staff by overnight delivery a copy of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from Amendment No. 2.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 2), all page references herein correspond to the pages of Amendment No. 3.

Cover Page

1.

Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the Company has revised the prospectus cover page to describe how cash is transferred through the Company’s organization and disclose the Company’s intentions to distribute earnings or settle amounts owed under its agreements. The Company has stated whether any transfers, dividends, or distributions have been made to date.

austin beijing boston brussels hong kong london los angeles new york palo alto san diego san francisco seattle shanghai washington, dc wilmington, de

Securities and Exchange Commission

December 30, 2021

2.

We note your response to prior comment 1. We note your disclosures regarding the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to accept foreign investments, or list on an U.S. or other foreign exchange.

In response to the Staff’s comment, the Company revised the prospectus cover page to disclose that the Company is neither a People’s Republic of China (“PRC”) operating company nor does the Company conduct its operations in China through the use of variable interest entities (“VIEs”). In addition, the Company provided a cross-reference to relevant risk factors set forth in the prospectus, any of which could result in a material change in the Company’s operations and/or the value of its common stock or cause the value of such securities to significantly decline or be worthless.

The Company has also included disclosure that recent statements and regulatory actions by China’s government, such as those related to the use of VIEs and data security or anti-monopoly concerns, have not or will not impact the Company’s ability to continue to list its common stock on the Nasdaq Global Select Market.

The Company advises the Staff that the Company has no plans to list its securities on a foreign exchange. Rather, it is planning to conduct an initial public offering (the “IPO”) of shares of its wafer manufacturing company, Beijing Tongmei Xtal Technology Co., Ltd. (“Tongmei”), on the Shanghai Stock Exchange’s Sci-Tech innovAtion boaRd (the “STAR Market”).

Prospectus Summary, page 1

3.

Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

The Company advises the Staff that the Company is neither a PRC operating company nor does the Company conduct its operations in China through the use of VIEs. Accordingly, the Company is not required to obtain approvals from the Chinese government to offer or continue to offer securities to investors in the United States.

4.

We note your response to prior comment 2. Please specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance

Securities and Exchange Commission

December 30, 2021

notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company revised the section of the Prospectus Summary titled “Risks Associated with Our Corporate Structure” on page 5 of the prospectus to cross-reference to relevant risk factors set forth in the section of the prospectus titled “Risk Factors” that begins on page 9 of the prospectus, any of which could result in a material change in the Company’s operations and/or the value of its common stock or cause the value of such securities to significantly decline or be worthless. These risk factors are intended to address risks associated with the Company’s corporate structure and specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence the Company’s operations at any time.

The Company advises the Staff that the Company is neither a PRC operating company nor does the Company conduct its operations in China through the use of VIEs. Accordingly, the Chinese government may not exert more control over offerings conducted by the Company in the United States. Additionally, the Company is not subject to oversight and control by the Chinese government to offer or continue to offer securities to investors in the United States.

For purposes of clarification, the IPO of shares of Tongmei on the STAR Market is subject to oversight and control by the Chinese government.

5.	We note your response to prior comment 3. Please revise to clarify what entity received the dividends. Please also include risk factor disclosure regarding foreign exchange restrictions.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that the Company received a dividend of $774,000 in June 2021. The Company has included risk factor disclosure regarding foreign exchange gains and losses and additional disclosure regarding foreign exchange restrictions.

Securities and Exchange Commission

December 30, 2021

Risk Factors, page 9

6.

We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

The Company advises the Staff that the Company is neither a PRC operating company nor does the Company conduct its operations in China through the use of VIEs. Accordingly, the Company does not believe it is subject to the Holding Foreign Companies Accountable Act and that the PCAOB will be unable to inspect the Company’s auditor because of a position taken by an authority in a foreign jurisdiction.

7.

Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

The Company advises the Staff that the Company is neither a PRC operating company nor does the Company conduct its operations in China through the use of VIEs. Accordingly, the Company does not believe the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would be applicable to the Company.

8.

We note your response to prior 4 and reissue our comment. Please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations; significantly limit or completely hinder your ability to offer or continue to offer securities to investors; and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company inserted relevant risk factors beginning on page 9 of the prospectus to highlight the risk that the Chinese government may intervene or influence the Company’s operations at any time, which could result in a material change in the Company’s operations.

The Company advises the Staff that the Company is neither a PRC operating company nor does the Company conduct its operations in China through the use of VIEs. Accordingly, the Company is not subject to oversight and control by the Chinese government to offer or continue to offer securities to investors in the United States.

*****

Securities and Exchange Commission

December 30, 2021

Please direct any questions regarding the Company’s responses or Amendment No. 3 to me at (650) 849-3240 or to Donna M. Petkanics at (650) 320-4606.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Andrew D. Hoffman
Andrew D. Hoffman

cc:	Dr. Morris S. Young, AXT, Inc. Gary L. Fischer, AXT, Inc.

Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.